				FEDERAL INSURANCE COMPANY
				Endorsement No.: 11
				Bond Number:	70437187
NAME OF ASSURED: CURIAN SERIES TRUST
	SEE ENDT

EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:
ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	September 30, 2014
		to	12:01 a.m. on	October 15, 2015

This Endorsement applies to loss discovered after 12:01 a.m. on September 30, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 24, 2015

ICAP Bond

Form 17-02-5032 (Ed. 11-02)